Mail Stop 0308

      February 25, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Peter Vaisler
Chief Executive Officer and President
Alliance Recovery Corporation
#390 - 1285 N. Telegraph Road
Monroe, MI  48162-3368

Re:	Alliance Recovery Corporation
      Amendment No. 1 to Registration Statement on Form SB-2
      File No. 333-121659
      Filed on February 11, 2005

Dear Mr. Vaisler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

General
1. Please disclose your response to our prior comment 2. Also, please tell us whether you anticipate completing the renegotiation with Mirador prior to requesting acceleration of this registration statement.

Front Cover Page of Prospectus, page 3
2. We reissue our prior comment 7 in part. The selling security holders will utilize this prospectus to find purchasers of your shares. Accordingly, please add a sentence here briefly highlighting that purchasers in this offering may be receiving an illiquid security.

Summary Information, page 5
3. We reissue our prior comment 13 in part. Please better clarify the current status of your business rather than what you intend of your business.

Risk Factors, page 6
4. We reissue our prior comment 14 in part. The following risk factors continue to contain generic disclosure that could apply to any company in any industry:

* "Our success is dependent on our ability to raise additional financing in the future."
* "The operation of our facility may result in liability claims against us resulting in possible damages about our insurance limits and negatively affecting our profitability."

We have a limited operating history..., page 7
5. We note your response to our prior comment 17. However, please clarify what you mean by, "[w]e will not need financing until we raise $20 million and commence operations of our facility."

There is presently no public trading market..., page 6
6. We reissue our prior comment 21 in part. In a distinct risk factor, please discuss the risks that result given that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value, or other criteria of value.

Use of Proceeds, page 10
7. We note your response to our prior comment 22. However, please disclose your possible aggregate proceeds from the exercise of warrants in this section and in your Management`s Discussion and Analysis section as well.

Determination of the Offering Price, page 11
8. We reissue our prior comment 25. You may not simply "estimate" your offering price. The initial offering price apparently is
$0.50
per share. Only once your shares are listed or traded may the selling shareholders sell at prevailing market prices.

Plan of Operations, page 14
9. We note your response to our prior comment 33. However, please disclose the qualifications, financial resources, and any other material aspects, including timing, necessary to become listed on the
American Stock Exchange or the Nasdaq Small Cap. Also, please clarify whether the standard of "being traded on a recognized stock exchange" includes being listed on the OTC Bulletin Board.
10. We note your response to our prior comment 34. However, please be more specific about your discussions with suppliers and operators who have expressed an interest in, or with whom you have had discussions about, participating in your overall business. If you are unable to provide greater specificity, please state this in your document.

One Step Manufacturing Process, page 20
11. We note your response to our prior comment 40. However, in paragraph three of this section, you describe the pyrolytic reaction that all current thermal operations utilize. Please clarify if this is the process you will use in your facilities, or whether your process will improve upon the one you describe.
Process of Tire Derived Fuel, page 21
12. We note your response to our prior comment 43. However, please disclose what fuels are derived currently from tires, and please tell us how they are derived.
Product, Markets, & Services, page 23
13. We note your response to our prior comment 48. Please include your calculations in your document.

Directors, Executive Officers, page 30
14. We note your response to our prior comment 67. Please identify the other directorships Mr. Martin held in reporting companies, naming each company. Please state if his directorships were not with reporting companies. See Item 401(a)(5) of Regulation S-B.

Selling Stock Holders, page 33
15. We note your response to our prior comment 71. However, please identify the beneficial owner that has the ultimate voting or investment control over the shares listed in your selling shareholder table for Eagle Visions Securities Corp. See Interpretation 60 under
Section I. Regulation S-K in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July
1997).
16. We reissue our prior comments 72 and 73. Qualifying your response by "to [your] knowledge," suggests that you are uncertain as to whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. In this regard, please tell us whether you have conducted any due diligence to verify the broker-dealer status of the selling stockholders.

Plan of Distribution, page 39
17. We note your response to our prior comment 75.  However, Item
510
of Regulation S-B requires you to provide the undertaking in the first sentence of Item 512(e) in your prospectus. Currently, you have this undertaking only in Part II of your document, which is not part of the prospectus. Therefore, please include this undertaking in the prospectus portion of your document as well as in Part II. If the undertaking is in your prospectus already, please tell us where it can be found. See Item 14 of Form SB-2 and Item 510 of Regulation
S-B.

Financial Statements

General
18. In your next amendment please update your financial statements, as necessary, through December 31, 2004. See Item 310(g) of
Regulation S-B.

Item 26, Recent Sales of Unregistered Securities, page 43
19. We note your response to our prior comment 82. Please do disclose the first two sentences of your response with regard to the purchasers listed in the table on pages 45-46.

Item 28, Undertakings, page 48
20. Please remove the redundant undertaking required by Item
512(e)
in your document.

*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David DiGiacomo, Staff Accountant, at (202) 824-5493, or George Oshiek, Accounting Branch Chief, at (202) 942-2905, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney, at (202) 824-5505, David Mittelman, Legal Branch Chief, at
(202) 942-1921, or me at (202) 942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard I. Anslow, Esq.
      Anslow & Jaclin, LLP
	Via Fax: (732) 577-1188

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Alliance Recovery Corporation
February 25, 2005
Page 1